CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED

2008 OCT 14 A 9:47

Our Ref: CSA/CPA6/5(e)

2nd October 2008

SUPPL

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

08005366

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 30th September 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

PROCESSED
OCT 16 2008
THOMSON REUTERS

RL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

dlw 10/14

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Change of Directors

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that, with effect from 1st October 2008:

(1) Mr. TANG Kin Wing Augustus has resigned as an Executive Director of the Company; and

(2) Mr. SHIU Ian Sai Cheung has been appointed as an Executive Director of the Company.

Mr. TANG Kin Wing Augustus has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is due to his transfer to Hong Kong Aircraft Engineering Company Limited, and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Tang for his outstanding contributions and wise counsel during the past year since his appointment as a Director of the Company on 1st January 2007 and offers its best wishes to him.

Mr. SHIU Ian Sai Cheung, aged 54, joined the Company in 1978 and has worked with the Company in Hong Kong, the Netherlands, Singapore and the United Kingdom. He was appointed General Manager Sales and Regions in August 1998 and General Manager Revenue Management in January 2000. He was appointed Director Corporate Development in September 2008 and is a director of Hong Kong Dragon Airlines Limited and AHK Air Hong Kong Limited. He holds a bachelor degree in business administration from the University of Hawaii and a Master of Business Administration degree from the University of Western Ontario.

In accordance with the Company's Articles of Association, Mr. SHIU Ian Sai Cheung will hold office until the annual general meeting to be held in 2009 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Shiu has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to one year until the annual general meeting to be held in 2009, which will be renewed for a term of three years upon each election/re-election.

The remuneration of senior managers employed by the Company is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. The emoluments of Mr. Shiu are determined in accordance with this policy.

The annual salary together with various allowances of Mr. Shiu amounts to HK$2,264,040. He is eligible to receive performance related discretionary bonuses and is also entitled to other benefits in kind and to participate in provident funds.

Mr. Shiu has a family interest in 20,000 "B" shares of Swire Pacific Limited which is a controlling shareholder of the Company. Apart from this, Mr. Shiu does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Shiu has a personal interest in 1,000 shares of the Company and 1,600 shares of Hong Kong Aircraft Engineering Company Limited, an associated corporation of the Company. Apart from these, Mr. Shiu does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

Save as disclosed above, there is no other information relating to Mr. Shiu to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Ian Shiu, John Slosar and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 1st October 2008

END